UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G


INFORMATION TO BE INCLUDED  IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b)(c)AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(b)
Under the Securities Exchange Act of 1934
(Amendment No. __ )*


CEPHALON INC.
(Name of Issuer)


COMMON STOCK
(Title of Class of Securities)

156708109
(CUSIP Number)

DKR Management Company Inc.
1281 EAST MAIN STREET
STAMFORD, CONNECTICUT 06902
(203) 324-8400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 4, 2000
(Date of Event Which Requires Filing of this
Statement)



Check the following box to designate the rule pursuant to which this Schedule is filed:

X  Rule 13d-1(b)
   Rule 13d-1(c)
Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 156708109


1.  NAME OF REPORTING PERSONS

DKR Management Company Inc. (formerly AIG International Management
Company Inc.)

SS OR IRS IDENTIFICATION NO. OF ABOVE PERSONS
22-3095881

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

See Attached

(a)
(b)

3. SEC USE ONLY

4. CITIZEN OR PLACE OF ORGANIZATION

Corporation organized in Delaware.

Number of Shares Beneficially Owned By Each Reporting Person
With:

5.   SOLE VOTING POWER

1,314,840 shares of Cephalon Preferred Security convertible into 3,668,403.6 common stock

6.   SHARED VOTING POWER

N/A

7.    SOLE DISPOSITION POWER

1,314,840 shares of Cephalon Preferred Security convertible into 3,668,403.6 common stock

8. SHARED DISPOSITION POWER

N/A

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

1,314,840 shares of Cephalon Preferred Security convertible into 3,668,403.6 common stock

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*
N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.13%

12.  TYPE OF REPORTING PERSON*

DKR Management Company, Inc., a registered Investment Adviser (IA).


Item 1:	Security and Issuer

1(a) 	Name of Issuer
Cephalon Inc.

1(b)	Address of Issuer's Principal Executive Offices
145 Brandywine Parkway
West Chester, PA 19380
United States

Item 2:	Identity and Background

2(a)	Name of person Filing
	DKR Management Company, Inc.
2(b)	Address of Principal Business Office or, if none, Residence
	1281 East Main Street, Stamford, CT 06902
2(c)	Citizenship/ Corporation organized
	A corporation organized in Delaware
2(d)	Title of Class of Security
	Cephalon Inc.
2(e)	Cusip Number
	156708109

Item 3: If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), the person filing is a:

DKR Management Company, Inc. is filing Form 13G as a Qualified
Institutional Investor pursuant to Rule 13d-1(b).

Item 4:   Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

4(a)	Amount Beneficially Owned

 1,314,840 shares of preferred security convertible into 3,668,403.60 shares of common stock

4(b)	Percent of Class

	8.13% (see Item 11 footnote for clarification on the number)

4(c) 	Number of shares as to which the person has

(i) Sole Power to vote or to direct the vote

 1,314,840 shares of preferred security convertible into 3,668,403.60 shares of common stock

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

1,314,840 shares of preferred security convertible into 3,668,403.60shares of common stock

(iv) Shared power to dispose or to direct the disposition of

See above 4(c)(ii)

Instruction:
For computation regarding securities which represent a right to Acquire an underlying security see Rule 13d-3(d)(1).

Item 5:	Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Instruction: Dissolution of a group requires a response to this item.

Item 6:  Ownership of More than Five percent on Behalf of
Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest related to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

The shares of Cephalon are held indirectly by DKR Management Company, Inc. ("DKRMCI"), a registered Investment Advisor, which serves as the Investment Manager to certain funds including AIG SoundShore Holdings Ltd. (collectively, the "Funds"). Basso Securities Ltd. ("Basso") has entered into an Advisory Service Agreement with DKRMCI, to act as a portfolio manager to the Funds. As such, DKRMCI, the filer and the registered Investment Manager, Basso Securities Ltd., and AIG SoundShore Holdings Ltd., each has more than five percent interest in the security and has the right to receive or the power to direct the receipt from or the proceeds from the sale of such security.

Item 7:	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-
1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 8:	Identification and Classification of Members of the Group.

If a group his filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group.
If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Item 9:	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of he group, in their individual capacity. See item 5.

Not Applicable

Item 10:	Certification

The following certification shall be included if the statement is filed pursuant to Rule 13D-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:	January 8, 2001

/s/
Barbara Burger
Vice President & Counsel

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


The shares of the Cephalon Inc. ("Cephalon") are held indirectly by DKR Management Company, Inc. ("DKRMCI"), a registered Investment Advisor, which serves as the Investment Manager to certain funds, including AIG SoundShore Holdings Ltd. (collectively, the "Funds"). Basso Securities Ltd. ("Basso") has entered into an Advisory Service Agreement with AIGMCI, to act as a portfolio manager to the Funds.

DKRMCI disclaims any beneficial ownership of the securities to which this Form relates for purposes of Section 13(d) of the Securities
Exchange Act of 1934, as amended, except as to Cephalon representing the undersigneds' interest in the profits of the Funds.

The percentage was calculated by dividing 3,668,403.60 shares which the preferred securities held by Basso Securities Ltd. would be exercisable into by 45,075,403.60 (which represents the sum of 41,407,000 shares (outstanding based on the latest information provided by Bloomberg) and 3,668,403.6 shares (representing the number of shares that would be held by Basso Securities upon the exercise ofthe preferred security)).